SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

Vion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

927624106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                 (Page 1 of 11)

                                  SCHEDULE 13D
Page 11 of 11

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,523,538

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,523,538

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,523,538

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.11%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P., a Cayman Islands Limited
                    Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,525,963

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,525,963

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,525,963

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.12%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
          TO ITEMS 2(d)         or 2(e)           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,525,963

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,525,963

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,525,963

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.12%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock") of Vion Pharmaceuticals, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of October 28, 1999 and amends and supplements the Schedule 13D dated August 14, 1998, as amended on September 3, 1998 and April 15, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 1,523,538 shares of Common Stock, consisting of 625,468 shares of Common Stock held outright, 78,132 of the Issuer's Class A Warrants ("Class A Warrants") exercisable for 78,132 shares of Common Stock and 78,132 of the Issuer's Class B Warrants, which are in turn exercisable for 78,132 shares of Common Stock, and 2,500 shares of the Issuer's 5% Convertible Preferred Stock Series 1998 ("5% Preferred Stock") which are convertible into 741,806 shares of Common Stock. Elliott's beneficial ownership of 1,523,538 shares of Common Stock constitutes 8.11% of the total outstanding shares of Common Stock.

         Westgate beneficially owns 1,525,963 shares of Common Stock, consisting of 628,709 shares of Common Stock held outright, 77,724 Class A Warrants exercisable for 77,724 shares of Common Stock and 77,724 of the Issuer's Class B Warrants, which are in turn exercisable for 77,724 shares of Common Stock, and 2,500 shares of 5% Preferred Stock which are convertible into 741,806 shares of Common Stock. Westgate's beneficial ownership of 1,525,963 shares of Common Stock constitutes 8.12% of the total outstanding shares of Common Stock.

         Together, Elliott and Westgate beneficially own 3,049,501 shares of Common Stock constituting 15.49% of the outstanding shares of Common Stock.

         The number of shares of Common Stock into which the shares of 5% Preferred Stock beneficially owned by Elliott, Westgate and Martley may be converted is limited to that amount which would result in Elliott, Westgate and Martley having aggregate beneficial ownership of 19.9% of the total outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of the Schedule 13D and is expressly incorporated by reference herein.

         (c)      Not applicable.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Martley has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On October 22, 1999, Elliott and Westgate, pursuant to commitments made in a Common Stock Purchase Agreement entered into in April 1999, each entered into a letter agreement (together, the "Letter Agreements") with Brean Murray & Co., Inc. (the "Underwriter") and the Issuer in connection with the Issuer's planned public offering of Common Stock (the "Offering"). Pursuant to the Letter Agreements, Elliott and Westgate each agreed not to sell, assign, pledge, hypothecate or otherwise dispose of any shares of Common Stock, including any securities convertible into or exercisable for shares of Common Stock (subject to certain exclusions as set forth in the Letter Agreements) without the prior written consent of the Underwriter. Elliott and Westgate each agreed to abide by this restriction for a period of 180 days following the effective date of the registration statement filed by the Issuer in connection with the Offering, subject to early termination as described in the Letter Agreements. Copies of the Letter Agreements are attached hereto as Exhibit B.

Item 7.  Material to be Attached as Exhibits

         Letter Agreement among Westgate, the Underwriter and the Issuer dated
           October 22, 1999

         Letter Agreement among Elliott, the Underwriter and the Issuer dated
          October 22, 1999

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
October 28, 1999           ELLIOTT ASSOCIATES, L.P.

                                    By:  Braxton Associates, L.P.,
                                            as general partner

                                      By:  Braxton Associates, Inc.,
                                              as general partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                                    MARTLEY INTERNATIONAL, INC.


                            By: /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President

                                    EXHIBIT B


                                                     October 22, 1999

Brean Murray & Co., Inc.
570 Lexington Avenue
New York, New York  10022-6822

                  Re:      Vion Pharmaceuticals, Inc.

Ladies and Gentlemen:

         The undersigned understands that Vion Pharmaceuticals, Inc. (the "Company") has filed with the Securities and Exchange Commission a registration statement on Form S-1 (the "Registration Statement") pertaining to the proposed underwritten public offering (the "Offering") of shares of the Company's common stock, $.01 par value (the "Common Stock"). The undersigned further understands that upon effectiveness of the Registration Statement, the Company and Brean Murray & Co., Inc., as underwriter (the "Underwriter"), intend to enter into an underwriting agreement (the "Underwriting Agreement") in connection with the Offering.

         In order to induce the Underwriter to undertake the Offering of the Common Stock, the undersigned hereby agrees not to offer to sell, sell, assign, pledge, hypothecate or otherwise dispose of any shares of Common Stock presently beneficially owned or hereafter acquired by the undersigned, including any securities convertible into or exercisable for shares of Common Stock, without the prior written consent of the Underwriter, commencing on the effective date of the Registration Statement and continuing until the earlier to occur of (a) the expiration of one hundred and eighty days (180) days or (b) the date that the Fair Market Value of the Common Stock is at least fifteen dollars ($15.00) per share (subject to appropriate adjustments for stock splits, recombinations, reclassifications, mergers or similar events). For purposes of the preceding sentence, the Fair Market Value of the Company's Common Stock on a particular date shall mean the highest reported sale price per share of the Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq National or SmallCap Market, or if the Common Stock is not so listed or admitted to trading or included for quotation, the last quoted price, or if the Common Stock is not so quoted, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System (if so reported). Transfers or dispositions can be made sooner in the case of gifts, estate planning transfers and transfers to affiliates of the undersigned where the donee or transferee, as the case may be, signs a copy of this agreement. In addition, the undersigned hereby consents to the entry of appropriate stop transfer orders with the Company's transfer agent upon effectiveness of the Registration Statement (which the Company shall immediately withdraw upon termination of the lock-up period).

         Notwithstanding the foregoing, the Underwriter understands that a majority of the shares of Common Stock and securities convertible into or exercisable for Common Stock beneficially owned by the undersigned is currently pledged and that such pledges, and any renewals thereof, do not and will not violate the terms of this agreement. In addition, the Underwriter agrees that any future pledges by the undersigned of unpledged shares of Common Stock or securities convertible into or exercisable for Common Stock shall not violate the terms of this agreement. The undersigned agrees that it will use its best efforts to prevent a default under or breach of any and all agreements in connection with which it has pledged the Common Stock and securities convertible into or exercisable for Common Stock.

         The undersigned understands that the Company and the Underwriter will proceed with the Offering in reliance on this agreement, and the undersigned agrees to be bound hereby in the event the Registration Statement becomes effective prior to November 1, 1999 (but not otherwise).

                                      Very truly yours,
Date:  October 22, 1999
                                      WESTGATE INTERNATIONAL, L.P.

                                      By:      Martley International, Inc., as
                                               Attorney-in-Fact

                                                   By:      /s/ Paul E. Singer
                                                   Paul E. Singer, President

Accepted and agreed to:

BREAN MURRAY & CO., INC.


By:      /s/
         Name:
         Title:

VION PHARMACEUTICALS, INC.


By:      /s/
         Name:
         Title:

                                                     October 22, 1999


Brean Murray & Co., Inc.
570 Lexington Avenue
New York, New York  10022-6822

                  Re:      Vion Pharmaceuticals, Inc.

Ladies and Gentlemen:

         The undersigned understands that Vion Pharmaceuticals, Inc. (the "Company") has filed with the Securities and Exchange Commission a registration statement on Form S-1 (the "Registration Statement") pertaining to the proposed underwritten public offering (the "Offering") of shares of the Company's common stock, $.01 par value (the "Common Stock"). The undersigned further understands that upon effectiveness of the Registration Statement, the Company and Brean Murray & Co., Inc., as underwriter (the "Underwriter"), intend to enter into an underwriting agreement (the "Underwriting Agreement") in connection with the Offering.

         In order to induce the Underwriter to undertake the Offering of the Common Stock, the undersigned hereby agrees not to offer to sell, sell, assign, pledge, hypothecate or otherwise dispose of any shares of Common Stock presently beneficially owned or hereafter acquired by the undersigned, including any securities convertible into or exercisable for shares of Common Stock, without the prior written consent of the Underwriter, commencing on the effective date of the Registration Statement and continuing until the earlier to occur of (a) the expiration of one hundred and eighty days (180) days or (b) the date that the Fair Market Value of the Common Stock is at least fifteen dollars ($15.00) per share (subject to appropriate adjustments for stock splits, recombinations, reclassifications, mergers or similar events). For purposes of the preceding sentence, the Fair Market Value of the Company's Common Stock on a particular date shall mean the highest reported sale price per share of the Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq National or SmallCap Market, or if the Common Stock is not so listed or admitted to trading or included for quotation, the last quoted price, or if the Common Stock is not so quoted, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System (if so reported). Transfers or dispositions can be made sooner in the case of gifts, estate planning transfers and transfers to affiliates of the undersigned where the donee or transferee, as the case may be, signs a copy of this agreement. In addition, the undersigned hereby consents to the entry of appropriate stop transfer orders with the Company's transfer agent upon effectiveness of the Registration Statement (which the Company shall immediately withdraw upon termination of the lock-up period).

         Notwithstanding the foregoing, the Underwriter understands that a majority of the shares of Common Stock and securities convertible into or exercisable for Common Stock beneficially owned by the undersigned is currently pledged and that such pledges, and any renewals thereof, do not and will not violate the terms of this agreement. In addition, the Underwriter agrees that any future pledges by the undersigned of unpledged shares of Common Stock or securities convertible into or exercisable for Common Stock shall not violate the terms of this agreement. The undersigned agrees that it will use its best efforts to prevent a default under or breach of any and all agreements in connection with which it has pledged the Common Stock and securities convertible into or exercisable for Common Stock.

         The undersigned understands that the Company and the Underwriter will proceed with the Offering in reliance on this agreement, and the undersigned agrees to be bound hereby in the event the Registration Statement becomes effective prior to November 1, 1999 (but not otherwise).


                                            Very truly yours,
Date:  October 22, 1999
                                            ELLIOTT ASSOCIATES, L.P.

                                            By:      /s/ Paul E. Singer
                                                     Paul E. Singer, President

Accepted and agreed to:

BREAN MURRAY & CO., INC.


By:      /s/
         Name:
         Title:

VION PHARMACEUTICALS, INC.


By:      /s/
         Name:
         Title: